EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

      At December 31, 2003, the Company had five directly wholly owned subsidiaries:

Morton Metalcraft Co., an Illinois corporation
Morton Metalcraft Co., of North Carolina, a North Carolina corporation
B & W Metal Fabricators, Inc., a North Carolina corporation
Mid-Central Plastics, Inc., an Iowa corporation (operations sold June, 2003)
Morton Metalcraft Co. of South Carolina, a South Carolina corporation

      At December 31, 2003, the Company owned 49% of Morton Holdings, LLC. Morton Holdings, LLC owned 100% of Morton Custom Plastics, LLC. Morton Custom Plastics, LLC held the assets acquired in 1999 from Worthington Custom Plastics, Inc. Quilvest Custom Plastics, Inc., an affiliate of shareholders of Morton Industrial Group, Inc. owned 51% of Morton Holdings, LLC. Morton Industrial Group, Inc., acted as the manager of Morton Holdings, LLC and was allocated 100% of each item of Morton Holdings, LLC’s income, gains, losses, deductions and credits. Quilvest Custom Plastics, Inc. granted Morton Industrial Group, Inc., an irrevocable option to purchase its interest in Morton Holdings, LLC at any time for the sum of One Thousand Dollars.

      On November 1, 2002, Morton Holdings, LLC and Morton Custom Plastics, LLC filed as debtor-in-possession under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Before filing, Morton Custom Plastics, LLC had negotiated the terms of an agreement for sale of substantially all of its assets to Wilbert, Inc., pursuant to an Asset Purchase Agreement. Under the agreement, Wilbert, Inc. also assumed the liabilities of Morton Custom Plastics, LLC under certain of their contracts and leases. This sales transaction was completed on December 24, 2002.